UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

[X]	Annual Report Pursuant to Section 15(d) of the
Securities Exchange Act of 1934
For the Fiscal Year Ended December 31, 2024

OR

[ ]	Transition Report Pursuant to Section 15(d) of
the Securities Exchange Act of 1934
For the transition period from to

Commission File Number 1-3822

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:
The Campbell's Company 401(k) Retirement Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
The Campbell's Company
1 Campbell Place, Camden, New Jersey 08103-1799

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Plan Administrator and Plan Participants
The Campbell's Company 401(k) Retirement Plan
Opinion on the financial statements
We have audited the accompanying statements of net assets available for benefits of The Campbell's Company 401(k) Retirement Plan (formerly known as Campbell Soup Company 401(k) Retirement Plan and hereinafter, the "Plan"), as of December 31, 2024 and 2023, the related statements of changes in net assets available for benefits for the years ended December 31, 2024 and 2023, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2024 and 2023, and the changes in net assets available for benefits for the years ended December 31, 2024 and 2023, in conformity with accounting principles generally accepted in the United States of America.

Basis for opinion
These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental information
The supplemental schedule of assets (held at end of year) as of December 31, 2024 (“supplemental information”) has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ GRANT THORNTON LLP

We have served as the Plan’s auditor since 2024.

Philadelphia, Pennsylvania
June 12, 2025

The Campbell's Company
401(k) Retirement Plan
Statements of Net Assets Available for Benefits

	December 31,
	2024	2023
Assets
Investments
Investments, at fair value	$2,123,242,938	$1,953,742,882
Total Investments	2,123,242,938	1,953,742,882
Receivables
Notes receivable from participants	32,315,429	31,040,133
Total Receivables	32,315,429	31,040,133
Total Assets	2,155,558,367	1,984,783,015
Liabilities	—	—
Net assets available for benefits	$2,155,558,367	$1,984,783,015
The accompanying Notes to the Financial Statements are an integral part of these statements

The Campbell's Company
401(k) Retirement Plan
Statements of Changes in Net Assets Available for Benefits

	Year Ended December 31,
	2024	2023
Changes:
Investment income:
Net appreciation in fair value of investments	$260,946,295	$252,416,889
Dividends	13,447,688	12,279,137
Total investment income	274,393,983	264,696,026
Interest on notes receivable from participants	2,623,508	2,067,993
Contributions:
Employer	71,347,072	70,646,624
Participants	99,630,223	95,609,709
Total contributions	170,977,295	166,256,333
Total changes	447,994,786	433,020,352
Deductions:
Benefits paid to participants	276,295,961	207,252,386
Administrative fees	923,473	1,045,998
Total deductions	277,219,434	208,298,384
Net increase in net assets available for benefits	170,775,352	224,721,968
Net assets available for benefits:
Beginning of year	1,984,783,015	1,760,061,047
End of year	$2,155,558,367	$1,984,783,015
The accompanying Notes to the Financial Statements are an integral part of these statements

The Campbell's Company 401(k) Retirement Plan
Notes to Financial Statements
December 31, 2024 and 2023

Note 1 – Description of the Plan
The following brief description of The Campbell's Company 401(k) Retirement Plan (the “Plan”), formerly Campbell Soup Company 401(k) Retirement Plan (see Note 8 for additional information), is provided for general information purposes only. Participants should refer to the Plan document for more complete information.
General
The Plan is a defined contribution plan covering employees at all domestic locations of The Campbell's Company (“Campbell” or the “Company”), formerly Campbell Soup Company, and certain of the Company’s subsidiaries, and certain other former employees. All of the Company’s full time employees and those part-time employees with scheduled hours greater than or equal to 20 hours per week are eligible to participate in the Plan effective the first day of work with the Company. All other employees are eligible to participate after they have completed 1,000 hours of service in a given anniversary year, as defined in the Plan document. Campbell employees that are residents of Puerto Rico are not eligible to participate in the Plan.
The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).
Administration of Plan Assets
The Plan is administered by the Administrative Committee appointed by the Board of Directors of the Company (the “Administrative Committee”). The Administrative Committee appointed State Street Bank and Trust Company as trustee ("Trustee") to safeguard the assets of the Plan and Transamerica Retirement Solutions, LLC (the "Recordkeeper") to provide record-keeping services to the Plan. The Trustee is responsible for investing funds received from contributions, investment sales, interest, and dividend income and making distribution payments to participants. Certain administrative expenses of maintaining the Plan are paid by the Company and are excluded from these financial statements.
Employer Contributions
Each payroll the Company provides a matching contribution of 100% on up to 4% of an employee’s compensation, as defined in the Plan document, for all eligible participants. In addition, each payroll the Company provides a non-elective retirement contribution of 3% of an employee's compensation, as defined in the Plan document, to all eligible employees who are not eligible to participate in the Company-sponsored defined benefit pension plans.
Employee Contributions
Participant after-tax, before-tax, Roth, and catch-up contributions to the Plan are made through payroll deductions and credited to individual participant accounts. All newly eligible employees are automatically enrolled in the Plan at a before-tax contribution rate of 4% of compensation, as defined in the Plan document, unless an election is made by the participant to participate at a different rate. If employees do not want to participate, they must notify the Recordkeeper and elect not to enroll in the Plan. Compensation is defined by the Plan and the Internal Revenue Code of 1986, as amended (“IRC”). All newly eligible employees that are automatically enrolled will also have their contribution rate automatically increased by 1% on the anniversary of their automatic enrollment until their contribution rate reaches 10%. If employees do not want their contribution rate automatically increased, they must notify the Recordkeeper.
In addition, the total after-tax, before-tax, Roth, and catch-up contributions for each pay period, when combined, cannot exceed 75% of the participant’s compensation, as defined in the Plan document. Catch-up contributions are excess before-tax or Roth contributions available to those participants who are age 50 and older by the end of the relevant calendar year. In accordance with the IRC, the amount of a participant’s before-tax and Roth contributions was limited to $23,000 and $22,500 ($30,500 and $30,000 including catch-up contributions) in calendar years 2024 and 2023, respectively. Participants may also roll over distributions from other qualified defined benefit or defined contribution plans into the Plan.
Participant Accounts
Each participant’s account is credited with the participant’s contributions, the Company’s contributions and investment gains or losses. Certain administrative expenses triggered by a participant’s actions, such as loan initiation and overnight check requests, are charged to the individual participant’s account and a quarterly recordkeeping fee is charged to all participants’ accounts. The benefit for which a participant is entitled is the benefit that can be provided from the participant’s vested account balance.
Participants can receive dividends paid on the Company’s common stock held in The Campbell's Company Stock Fund as cash or reinvest the dividends back into The Campbell's Company Stock Fund. In 2024 and 2023, dividends paid in cash on Company common stock were $235,713 and $272,908, respectively, and were included in dividend income on the Statements of Changes in Net Assets Available for Benefits.
Vesting
Participants, except for a limited group of Pacific Foods of Oregon, Inc. employees, are immediately vested in their contributions and in all Company (and prior employer) contributions plus actual earnings thereon. Eligible participants from Pacific Foods of Oregon, Inc. who were participants in the Pacific Foods of Oregon, Inc. sponsored 401(k) plan, not active employees of the Company as of January 1, 2019, and returned to employment with Pacific Foods of Oregon, Inc. after January 1, 2019, do not vest in certain employer contributions previously made by Pacific Foods of Oregon, Inc. under the Pacific Foods of Oregon, Inc. sponsored 401(k) plan until after three years of vesting service.
Notes Receivable from Participants
Participants may borrow a minimum of $1,000 from their accounts up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Note terms range from one year to five years. Notes in the former Snyder's-Lance, Inc. Retirement Savings Plan were available for an extended term if they were used for the purchase of a primary residence, prior to the merger of the Snyder's-Lance, Inc. Retirement Savings Plan with this Plan, effective January 1, 2020. Notes are secured by the balance in the participant’s account and bear an interest rate that is two points above the prime rate in effect on the last business day of the month immediately preceding the month in which the note is granted. Principal and interest are repaid ratably through payroll deductions. Interest rates ranged from 4.50% to 10.50% per annum at December 31, 2024 and December 31, 2023.
Payment of Benefits
Participants may take a withdrawal of the value of the interest in their account upon retirement, termination of employment, or death. Participants who are still actively employed by the Company may take a withdrawal from their after-tax and Company match accounts if the funds were held in the Plan for two years or if they have participated in the Plan for five years. Active participants who are age 59 ½ or older may also take a withdrawal from their before-tax account without incurring early withdrawal penalties. Participants who meet the requirements for a hardship withdrawal may withdraw their before-tax contributions. Normally, any amount withdrawn before age 59 ½ (other than after-tax contributions) is subject to a 10% early withdrawal penalty tax on the amount withdrawn.
Participants who left employment of the Company and were under age 55 can take a lump sum distribution or defer payment until April 1 following the year in which they reach the required minimum distribution age. Participants who left employment with the Company at or after age 55 can take a lump sum distribution, periodic installments, or defer payments until April 1 following the year in which they reach the required minimum distribution age. As of January 1, 2023, age 73 is the required minimum distribution age.

Forfeited Accounts
The balance of forfeited accounts totaled $5,199 and $1,028 at December 31, 2024 and 2023, respectively. These accounts will be used to reduce future Company matching contributions and pay other permitted Plan expenses. In 2024 and 2023, $6,685 and $20,495, respectively of forfeited accounts were used to reduce the Company’s matching contributions and permitted Plan expenses.
Investment Options
Upon enrollment in the Plan, a participant may direct employee contributions in 1% increments in any of the various investment options provided in the Plan, which include mutual funds and common collective trusts. Prior to January 1, 2021, participants were eligible to invest employee contributions in The Campbell's Company Stock Fund. On January 1, 2021, The Campbell's Company Stock Fund was closed to new investment (including contributions, interfund transfers, and loan repayments). However, dividends earned by participant investments remaining in The Campbell's Company Stock Fund are eligible to be reinvested in the fund. Contributions of participants who do not elect to direct their contributions to the Plan’s various investment options are automatically enrolled into a Vanguard Target Retirement Trust, based on their expected retirement date.
Note 2 – Summary of Significant Accounting Policies
Basis of Accounting
The accompanying financial statements of the Plan are prepared under the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).
Use of Estimates
The preparation of financial statements in accordance with U.S. GAAP requires Plan management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.
Investment Valuation
Investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 4 for a discussion of fair value measurements.
Income Recognition
Purchases and sales of investments are recorded on a trade-date basis. Dividend income is recorded on the ex-dividend date. Interest income is recorded on the accrual basis. Interest on notes receivable from participants is recorded in the investment option from which the note originated. Net appreciation (depreciation) includes gains and losses on investments bought and sold as well as held during the year.
Payment of Benefits
Benefits are recorded when paid.
Notes Receivable from Participants
Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent notes receivable are recorded as distributions based upon the terms of the Plan document.
Note 3 – Related-Party and Party-In-Interest Transactions
The Plan issues notes to participants, which are secured by the participant’s account balances. These transactions qualify as party-in-interest transactions, but are exempt from the prohibited transaction rules of ERISA and the IRC under statutory or governmental agency exemptions.

Total sales at market value related to The Campbell's Company common stock for 2024 and 2023 were $13,907,974 and $10,621,685, respectively.
Certain of the Plan's investments are managed by the Trustee, and therefore, these transactions qualify as party-in-interest transactions. Fees incurred by the Plan for investment manager services are included in net appreciation (depreciation) in the fair value of the investment.
Certain administrative functions of the Plan are performed by officers and employees of the Company. No such officer or employee receives compensation from the Plan for their services.
Note 4 – Fair Value Measurements
Fair value is defined as the exit price, or the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants as of the measurement date. When available, the Company uses unadjusted quoted market prices to measure the fair value and classifies such items as Level 1. If quoted market prices are not available, the Company bases fair value upon internally developed models that use current market-based or independently sourced market parameters such as interest rates and currency rates. The framework that the authoritative guidance establishes for measuring fair value includes a hierarchy used to classify the inputs used in measuring fair value. The levels of the fair value hierarchy are as follows:
Level 1: Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.
Level 2: Inputs other than quoted prices included in Level 1 that are observable for the asset or liability through corroboration with observable market data.
Level 3: Unobservable inputs, which are valued based on estimates of assumptions that market participants would use in pricing the asset or liability.
The asset or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used maximize the use of observable inputs and minimize the use of unobservable inputs.
The following tables summarize the Plan’s investments that are measured at fair value on a recurring basis:

	Fair Value as of December 31, 2024	Fair Value Measurements at December 31, 2024 Using Fair Value Hierarchy
		Level 1	Level 2	Level 3
Mutual Funds:
Equity funds	$473,025,497	$473,025,497	$—	$—
Index funds – fixed income	28,773,448	28,773,448	—	—
Fixed income funds	6,696,086	6,696,086	—	—
Total Mutual Funds	508,495,031	508,495,031	—	—
The Campbell's Company Stock Fund	81,523,960	81,523,960	—	—
Total Assets in Fair Value Hierarchy	590,018,991	590,018,991	—	—

Other investments measured at net asset value:
Common Collective Trusts	1,533,223,947
Total	$2,123,242,938

	Fair Value as of December 31, 2023	Fair Value Measurements at December 31, 2023 Using Fair Value Hierarchy
		Level 1	Level 2	Level 3
Mutual Funds:
Equity funds	$431,171,192	$431,171,192	$—	$—
Index funds – fixed income	30,221,505	30,221,505	—	—
Fixed income funds	29,003,587	29,003,587	—	—
Total Mutual Funds	490,396,284	490,396,284	—	—
The Campbell's Company Stock Fund	95,687,679	95,687,679	—	—
Total Assets in Fair Value Hierarchy	586,083,963	586,083,963	—	—

Other investments measured at net asset value:
Common Collective Trusts	1,367,658,919
Total	$1,953,742,882
The following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2024 and 2023.
Mutual Funds – These investments are valued at the daily net asset value (NAV) as reported by the fund. Mutual funds held by the Plan are open-end mutual funds that are registered with the U.S. Securities and Exchange Commission. These funds are required to publish their daily NAV and to transact at that price. These investments are classified as Level 1.
The Campbell's Company Stock Fund –The fund is a unitized stock fund that consists of The Campbell's Company common stock and investments in a temporary investment fund to provide liquidity for daily trading. As of December 31, 2024 and 2023, The Campbell's Company Stock Fund held 1,921,794 and 2,181,663 shares, respectively, of The Campbell's Company common stock with a fair value of $80,484,733 and $94,313,291, respectively. Fair value of the fund is based upon the fair value of the underlying assets derived principally from or corroborated by observable market data by correlation or other means. These investments are classified within Level 1 of the fair value hierarchy.
Common Collective Trusts - These investments are investment vehicles valued using the NAV provided by the administrator of the fund. The NAV is based on the value of the underlying assets owned by the fund, minus its liabilities, and then divided by the number of shares outstanding. The fair market value of the Common Collective Trusts have been established using the NAV under the practical expedient approach and therefore are not assigned to a level in the fair value hierarchy table. There are no participant redemption restrictions for these investments. The following table presents additional information for Common Collective Trusts:

Fair Value as of	Fair Value as of	Unfunded	Redemption	Redemption
December 31, 2024	December 31, 2023	Commitments	Frequency	Notice Period
$1,533,223,947	$1,367,658,919	N/A	Daily	Daily
Note 5 – Plan Termination
Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the applicable provisions of the Plan and ERISA. In the event that the Plan is terminated, participants would become 100% vested in their accounts.

Note 6 – Tax Status
The Internal Revenue Service (“IRS”) has determined and informed the Company by a letter dated July 22, 2021 and subsequent compliance statement dated July 25, 2024, that the Plan and related trust are designed in accordance with the applicable sections of the IRC. The IRS conditioned its favorable determination on the Company's adoption of a Plan amendment that was previously provided within 90 days of the date of its letter and the Company adopted this amendment on August 24, 2021. In this regard, the Plan amendment was proposed to the IRS in advance to address certain follow-up inquiries in connection with the Company's determination letter application. The IRS compliance statement stemmed from the Company’s Voluntary Correction Program (VCP) application to correct certain inconsistencies between the Plan document and the Plan's operations and conditioned the statement on the Company's adoption of a Plan amendment that was previously provided, which the Company adopted on November 19, 2024. In this regard, the Plan amendment was proposed to the IRS in advance to conform the Plan document with its operations in connection with the Company's VCP application.
Although the Plan has been amended as part of receiving both the determination letter and subsequent compliance statement, and thereafter, the Administrative Committee and the Plan's tax counsel believe that the Plan is designed, and currently being operated in compliance with the applicable requirements of the IRC, and therefore, believe that the Plan is qualified, and the related trust is tax-exempt. Accordingly, no provision for income taxes is required in the accompanying financial statements.
U.S. GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan Administrative Committee has analyzed the tax positions taken by the Plan and has concluded that as of December 31, 2024 and 2023, there are no uncertain positions taken, or expected to be taken, that would require recognition of a liability or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.
Note 7 – Risks and Uncertainties
The Plan provides for investment options in various funds that invest in equity and debt securities and other investments. Such investments are exposed to risks and uncertainties, such as interest rate risk, credit risk, market risk, economic changes, political unrest, regulatory changes and foreign currency risk. The Plan’s exposure to a concentration of risk is dependent upon funds selected by participants. The following table shows details on investments that represent a concentration of greater than 10% of the Plan’s investments in either years:

	December 31, 2024		December 31, 2023
Investments	Balance	% of Investments	Balance	% of Investments
American Funds Growth Fund of America	$282,929,274	13%	$242,692,391	12%
Vanguard Institutional 500 Index Trust	$246,525,813	12%	$211,674,765	11%
Due to the concentration of investments denoted above and the level of risk associated with certain investments, it is at least reasonably possible that changes in the value of investments will occur in the near term. Such changes could materially affect the value of the participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits.
Note 8 – Plan Amendments, Changes, and Transfers
On November 7, 2024, participant investments in the PIMCO Total Return Fund Institutional Class mutual fund were transferred to investments in the PIMCO Total Return Collective Trust Class N collective trust in order to reduce participant investment fees.
On November 19, 2024, the Plan was retroactively amended in connection with the Company’s VCP application to conform the Plan document with certain operational elements previously excluded. Specifically, the Plan amendment provided for the participation of a group of union hourly employees at the Company’s Dixon and Stockton locations, as intended, after they were inadvertently excluded in the Plan document when the Company’s former hourly and salaried 401(k) plans were previously merged.

On December 26, 2024, the Plan was amended to add Sovos Brands Inc. related employers, Sovos Brands Intermediate, Inc., Bottom Line Food Processors, Inc. dba Michael Angelo’s Gourmet Foods, Rao’s Specialty Foods, Inc. and Noosa Yoghurt, LLC, as participating subsidiaries of the Company to the Plan beginning on January 1, 2025, and document among other items: (1) the merger of the Sovos Brands 401(k) Plan, which resulted in a transfer of participants into the Plan from the Sovos Brands 401(k) Plan and underlying investments transferred to the closest investment in the Plan based upon an independent evaluation of each fund within the Sovos Brands 401(k) Plan and such fund's investment characteristics such as risk, return, holdings capitalization and styles; (2) make certain changes to the Plan design to modernize and/or improve administration, including making certain required and discretionary updates pursuant to the SECURE 2.0 Act of 2022 and updating the plan beneficiary default rules; and (3) change the name of the Plan from "Campbell Soup Company 401(k) Retirement Plan" to "The Campbell’s Company 401(k) Retirement Plan." The changes included in this amendment became effective on January 1, 2025. The value of the asset transfer from the Sovos Brands 401(k) Plan was $34,746,041.
Note 9 – Subsequent Events
On March 7, 2025, participant investments in the American Funds Growth of America mutual fund were transferred to investments in the Fidelity Blue Chip Growth Commingled Pool Class D mutual fund as part of a change in the Plan’s investment menu after a review of the large cap growth investment options.
On April 4, 2025, the Plan was amended (1) to remove Noosa Yoghurt, LLC. as a participating subsidiary of the Company in the Plan and (2) stop participation by its employees effective immediately after the respective divestiture of the business, which was completed on February 24, 2025.
Subsequent events were evaluated for recognition or disclosure through June 12, 2025, the date the financial statements were available to be issued.

Supplemental Schedule

The Campbell's Company
401(k) Retirement Plan
Schedule H, line 4(i) – Schedule of Assets (Held at End of Year)
As of December 31, 2024
EIN: 21-0419870 PN: 008

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(d) Cost	(e) Current value

	American Funds EuroPacific Growth Fund Class R-6	Mutual Fund	N/R	$56,625,794
	American Funds Growth Fund of America Class R-6	Mutual Fund	N/R	282,929,274
	PIMCO Real Return Fund Institutional Class	Mutual Fund	N/R	6,696,086
	Vanguard Equity-Income Fund Admiral Shares	Mutual Fund	N/R	133,470,429
	Vanguard Short-Term Bond Index Fund Institutional Shares	Mutual Fund	N/R	28,773,448
	Blackrock Short-Term Investment Fund	Common Collective Trust	N/R	120,640,432
	PIMCO Total Return Collective Trust Class N	Common Collective Trust	N/R	20,936,340
	T. Rowe Price Small-Cap Value Equity Trust D	Common Collective Trust	N/R	50,755,308
	Vanguard Institutional 500 Index Trust	Common Collective Trust	N/R	246,525,813
	Vanguard Institutional Extended Market Index Trust	Common Collective Trust	N/R	94,026,100
	Vanguard Institutional Total Bond Market Index Trust	Common Collective Trust	N/R	23,905,148
	Vanguard Institutional Total International Stock Index Trust	Common Collective Trust	N/R	26,040,120
	Vanguard Target Retirement 2020 Trust I	Common Collective Trust	N/R	28,338,624
	Vanguard Target Retirement 2025 Trust I	Common Collective Trust	N/R	87,987,293
	Vanguard Target Retirement 2030 Trust I	Common Collective Trust	N/R	134,729,979
	Vanguard Target Retirement 2035 Trust I	Common Collective Trust	N/R	132,715,994
	Vanguard Target Retirement 2040 Trust I	Common Collective Trust	N/R	124,196,562
	Vanguard Target Retirement 2045 Trust I	Common Collective Trust	N/R	132,150,968
	Vanguard Target Retirement 2050 Trust I	Common Collective Trust	N/R	125,501,349
	Vanguard Target Retirement 2055 Trust I	Common Collective Trust	N/R	92,134,977
	Vanguard Target Retirement 2060 Trust I	Common Collective Trust	N/R	50,842,821
	Vanguard Target Retirement 2065 Trust I	Common Collective Trust	N/R	20,388,284
	Vanguard Target Retirement 2070 Trust I	Common Collective Trust	N/R	2,362,689
	Vanguard Target Retirement Income Trust I	Common Collective Trust	N/R	19,045,146
*	Notes receivable from participants	Interest rates from 4.50% to 10.50% Maturity dates through September 2034	$—	32,315,429
*	The Campbell's Company Stock Fund	Company Stock	N/R	81,523,960

	Total			$2,155,558,367
__________________________________________
N/R - Participant directed investment; cost not required to be reported.
*Party-in interest as defined by ERISA

INDEX OF EXHIBITS

23.1 Consent of Independent Registered Public Accounting Firm

SIGNATURES
The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

THE CAMPBELL'S COMPANY 401(K) RETIREMENT PLAN

By:	/s/ Atul Garg
Atul Garg
Member of the Administrative Committee

Date:	June 12, 2025